1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

February 11, 2026

VIA EDGAR CORRESPONDENCE

David Orlic

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	ALPS ETF Trust (the “Registrant” or “Trust”) (SEC File Nos. 333-148826 and 811-22175)

Dear Mr. Orlic:

We are writing in response to comments you provided telephonically to Louis Rosenbaum and me on January 22, 2026 with respect to the Registrant’s Post-Effective Amendment No. 343, filed on December 5, 2025, relating to ALPS Nautilus SMR, Nuclear & Technology ETF (the “Fund”), a new series of the Registrant. On behalf of the Registrant, we have reproduced your comments below and provided the Registrant’s responses immediately thereafter. Capitalized terms have the meanings attributed to such terms in Post-Effective Amendment No. 343.

1.	Comment:	Please provide the Staff with the Fund’s completed fee table and expense example five business days prior to effectiveness of the Fund’s registration statement.

Response:	The completed Annual Fund Operating Expenses table and Expense Example for the Fund are attached as Appendix A.

2.	Comment:	The Principal Investment Strategies state that the Benchmark is comprised of companies involved in developing, operating and enabling small modular reactors and nuclear energy as well as leading companies in the artificial intelligence (AI) sector. Please disclose how the index provider determines that companies are “involved in” these activities. Please also supplementally provide a copy of the index methodology.

Response:	The Registrant notes that the index methodology is publicly available here (https://vettafi-docs.b-cdn.net/Documents/894719c0-51bc-42b5-a4cf-241958dfaa22/Nautilus%20SMR,%20Nuclear%20&%20Technology%20Index%20Methodology.pdf). The Benchmark index consists of “pureplay” and “diversified” categories and is divided into four segments (as identified in the Principal Investment Strategies and comment 3 below). “Pureplay” companies are those deriving greater than 50% of their revenue from the four segments. “Diversified” companies are those that derive significant revenues from businesses in that business segment provided that (1) such revenues represent more than 20% of the company’s total revenues and such revenues are independently reported in the company’s financial reports, (2) applicable revenues are likely to have a material impact on the company’s overall share price performance, (3) research and development investments in the technology are at the forefront of the company’s future initiatives, or (4) the company’s applicable business is likely to have a significant impact on the sector as a whole. “Pure play” companies must comprise at least 80% of the Benchmark index with “diversified” companies capped at 20% of the Benchmark index. The top 25 companies in each segment by full market capitalization are selected subject to certain selection criteria with “pureplay” companies ranked ahead of “diversified” companies.

The Registrant respectfully notes that this information is included under “Additional Information about Principal Investment Strategies” in the Fund’s Prospectus. Therefore, the Registrant respectfully declines to make changes in response to this comment.

3.	Comment:	The Principal Investment Strategies state the Benchmark is currently comprised of four segments: (i) artificial intelligence companies, (ii) companies involved in nuclear power generation or transmission, (iii) companies involved in nuclear power plant operations or construction, including the operation or construction of small modular nuclear reactors, and (iv) companies involved in the mining, development or enrichment of uranium. Please disclose whether these four segments are weighted equally.

Response:	The Registrant respectfully notes that each of the “Principal Investment Strategies” and “Additional Information about Principal Investment Strategies” in the Fund’s Prospectus discloses that the Benchmark index selects the top 25 companies per segment by full market capitalization with priority to pureplay companies, subject to minimum market capitalization, minimum float market capitalization, average daily traded value, minimum free float and market size requirements. The Registrant has revised the disclosure to clarify that the Benchmark’s selection of the top 25 companies per segment applies to the extent there are 25 companies available per segment that meet the selection criteria.

4.	Comment:	The Staff notes that the Fund's Principal Investment Risks do not include risks specific to the ETF structure. Please add such risks or advise why such additions are unnecessary.

Response:	The Registrant respectfully notes that the requested risk disclosure is addressed in the “Additional Risk Considerations” section of the Fund’s Prospectus. Therefore, the Registrant respectfully declines to make changes in response to this comment.

5.	Comment:	The Staff notes that “Foreign Investment Risk” is a Principal Investment Risk of the Fund. Please advise whether the Fund expects its foreign investments to be focused in any particular region(s) and, if so, whether any additional risks related to such region(s) should be included in the Fund's Principal Investment Risks.

Response:	The Registrant does not expect the Fund’s foreign investments to be focused in any particular region(s). Therefore, the Registrant respectfully declines to make changes in response to this comment.

6.	Comment:	The Principal Investment Strategies state that the Fund “may invest, without limitation, in derivative instruments, such as options, futures contracts, or swap agreements, subject to applicable law and any other Fund restrictions described in the Fund’s prospectus or Statement of Additional Information.” Please revise to remove “without limitation” from the disclosure considering the Fund’s other investment guidelines.

Response:	The Registrant respectfully notes that the referenced disclosure states that the Fund may invest in such instruments “without limitation…subject to applicable law and any other Fund restrictions described in the Fund’s prospectus or Statement of Additional Information”. We believe this “subject to” qualifier is clear as to the relevant limitations that constrain the Fund’s ability to invest in derivative instruments. Therefore, the Registrant respectfully declines to make changes in response to this comment.

* * *

Should you have any questions, please feel free to contact me at (202) 261-3464.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Brendan Hamill, ALPS ETF Trust

Appendix A

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fees	0.65%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.65%
(1)	Other Expenses are estimated for the current fiscal year.

Example

The following example is intended to help you compare the cost of investing in the Fund with the costs of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same each year.

	One Year	Three Years
Although your actual costs may be higher or lower, based on these assumptions your costs would be:	$66	$208